Exhibit 12.1

Chesapeake Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio of earnings to fixed charges)

	Fiscal Years Ended On
	1/01/06	1/02/05	12/28/03	12/29/02	12/30/01
Earnings:
Pre tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from
equity investees	(318.6)	8.1	24.8	11.7	1.3
Fixed charges	36.5	40.5	46.7	48.6	44.2
Pre tax losses of equity investees	—	—	—	—	(0.4)

	(282.1)	48.6	71.5	60.3	45.1
Less capitalized interest	—	0.4	1.0	0.1	—
Less minority interest	(0.7)	(0.7)	(1.0)	(0.2)	(0.1)

Total Earnings	(281.4)	48.9	71.5	60.4	45.2
Fixed Charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness	33.6	37.8	44.3	46.3	41.7
Estimated interest component of rental expense (1)	2.9	2.7	2.4	2.3	2.5

Total Fixed Charges	36.5	40.5	46.7	48.6	44.2
Ratio of earnings to fixed charges	— (2)	1.2	1.5	1.2	1.0

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.
(2)	Earnings, as defined, were inadequate to cover fixed charges by $317.9 million.